UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________.

Commission file number:  01026.

A.  Full title and address of the plan, if different from that of the issuer named below:

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITNEY HOLDING CORPORATION
228 St. Charles Avenue
New Orleans, Louisiana 70130

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

TABLE OF CONTENTS

Financial Statements

Signature

Exhibit 23.1:  Consent of PricewaterhouseCoopers LLP

Whitney National Bank
Savings Plus Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Whitney National Bank Savings Plus Plan
Index
December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Plan Benefits at December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2009	3
Notes to Financial Statements, December 31, 2009 and 2008	4-10
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2009	11

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Whitney National Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Whitney National Bank Savings Plus Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 29, 2010

Whitney National Bank Savings Plus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value	$114,604,580	$97,319,637
Participant loans	2,654,850	2,762,266
Total investments	117,259,430	100,081,903
Contributions receivable	2,549,363	-
Dividends and interest receivable	12,885	227,013
Total assets	119,821,678	100,308,916
Liabilities
Due to broker for securities purchased	102,220	194,800
Total liabilities	102,220	194,800
Net assets available for plan benefits, at fair value	119,719,458	100,114,116

Adjustment from fair value to contract value for indirect interest in
benefit-responsive investment contracts	28,232	543,002
Net assets available for plan benefits	$119,747,690	$100,657,118

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2009

Additions:
Investment income
Interest	$176,311
Dividend	1,197,627
Net appreciation in fair value of investments	9,097,877
10,471,815
Contributions
Employer	6,645,327
Employee	8,224,916
Others (including rollovers)	471,937
Total contributions	15,342,180
Total additions	25,813,995
Deductions:
Benefits paid to participants	6,709,946
Administrative expenses	13,477
Total deductions	6,723,423
Increase in net assets available for plan benefits	19,090,572
Net assets available for plan benefits
Beginning of year	100,657,118
End of year	$119,747,690

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	Plan Description

General
The following description of the Whitney National Bank Savings Plus Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Whitney National Bank (the “Bank” or “Whitney”) is the sponsor of the Plan.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration
The Bank’s Trust and Wealth Management Division acts as Trustee for the Plan, and the Plan is administered by the Bank acting through its Human Resources Department.  The Plan’s employee account record maintenance function is performed by an outside service organization, Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”), which also functions as custodian.

Contributions
Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 25% of their compensation, as defined in the Plan document, subject to certain limitations.  The Bank matches the participant’s eligible contributions dollar for dollar up to 4% of the participant’s compensation.  The foregoing provisions qualify the Plan as a Safe Harbor Plan in 2009 and 2008.  Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s matching contribution.  The Plan Administrator may also allow participants to contribute or roll over assets attributable to their pre-tax contributions to another qualified employee benefit plan.  The Plan was amended in 2008 to authorize the Bank to make discretionary retirement contributions, beginning in 2009, on behalf of participants in the Plan who are either (i) ineligible to participate in the Bank’s qualified defined-benefit pension plan or (ii) subject to the freeze in benefit accruals under the defined-benefit plan.  The discretionary retirement contribution for a Plan year is up to 4% of the covered participants’ eligible compensation for such year and is allocated only to participants who are employed on the first and last day of the plan year or who terminated employment due to death, disability or retirement on or after normal retirement age.   The discretionary retirment contribution for the Plan year 2009 was $2,549,363.

Vesting
Participants vest immediately in their voluntary contributions, matching Bank contributions and investment earnings.  Participants vest in their allocated profit sharing contribution accounts after completing three years of eligible service, subject to earlier vesting in the case of retirement, death or disability.

Benefits
Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate service or in the event of death, disability or retirement.  Participants may also transfer their account balance to another tax deferred qualified plan.  A lump-sum distribution is subject to certain taxes and penalties imposed by the IRC and to the Plan’s rules regarding the availability of distributions.  In certain circumstances, participants who are actively employed may request a hardship withdrawal from their account, but the participant may be subject to Federal and State income taxes and the imposition of a penalty tax on such withdrawals for the year of distribution.  The Plan has adopted the hardship withdrawal provisions of the Katrina Emergency Tax Relief Act (“KETRA”).  The Plan also allows certain withdrawals by actively employed participants who are at least 59-1/2 years of age.

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s matching contributions, and investment income, gains and losses.

Participation
The Plan covers all salaried employees of the Bank who have completed six months or more of employment (eligible participants).

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2009 and 2008

Participant Loans
Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000.  Loan maturities generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence.  Plan amendments in response to KETRA temporarily increased the loan limit for qualified participants to $100,000, allowed them to borrow up to 100% of their account balances and relaxed certain loan terms.  The loans are collateralized by the balance in the participant’s account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1% or such other rate determined by the Plan administrator on a uniform and consistent basis.  The interest rate on outstanding loan balances ranged between 4.25% and 9.25% for 2009 and between 5% and 9.25% for 2008.  Principal and interest is paid ratably through semi-monthly payroll deductions.  Upon origination of a loan, participants are charged an administrative fee.  Loan fees are reflected in administrative expenses.

Investment Options
Under the provisions of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested.  Employees may choose from a number of registered investment company investments, e.g. mutual funds, a stable value fund and Whitney Holding Corporation common stock.

Cash and Cash Equivalents
From time to time, the Whitney Stock Fund holds uninvested cash to meet certain distributions and, on a short-term basis, pending investment in additional Whitney stock.  During 2009 and 2008, most of the cash held by the Whitney Stock Fund was invested in short-term institutional money market funds earning market rates of interest.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments are stated at fair value except for loans to participants that are valued at cost, which approximates fair value.  See Note 5 for discussion of fair value measurements and required disclosures.

Financial Accounting Standards Board (FASB) guidance states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  The statements of net assets available for plan benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

Interest income is recorded on an accrual basis.

Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought and sold as well as held during the year.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2009 and 2008

Administrative Expenses
Under the Plan, as amended, the Bank may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law.  This election can be made annually and need not be the same each year.  Substantially all of the administrative expenses of the Plan were borne by the Bank in 2009.

Certain asset management fees are imposed under each of the investment options offered by the Plan.  These management fees are charged against the return earned by the applicable investment option.  In general, no sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan.  One of the registered investment company investment options deducts a trading fee when shares are held fewer than 90 days.

Payment of Benefits
Benefits are recorded when paid.

3.	Investments

The following is a detail of investments that represent 5% or more of net assets as of December 31, 2009 and 2008:

	2009	2008
Whitney Stock Fund (including cash of $457,160 and
$478,283 as of December 31, 2009 and 2008, respectively)	$12,174,187	$18,518,799
Fidelity Advisor Stable Value Portfolio: Class I, at contract value	21,605,070	20,343,607
Fidelity Advisor Equity Income Fund: Institutional Class I	12,202,084	10,001,841
Fidelity Capital Appreciation Fund	14,699,897	11,217,472
Fidelity Contrafund	13,065,039	9,288,723
Oakmark Equity & Income Fund - Class I	7,557,033	5,745,958

During 2009, the Plan’s investments (including gains and losses on investments bought, sold, transferred in, and held during the year) appreciated in value by a net $9,097,877 as follows:

Year Ended
December 31,
2009
Investments in Registered Investment Companies	$16,272,387
Investment in Common/Collective Trust	414,928
Investment in Whitney Stock Fund	(7,589,438)
Net Change in Fair Value	$9,097,877

4.	Investment in Whitney Holding Corporation Stock

The Plan held investments in the Bank’s parent, Whitney Holding Corporation (the “Corporation”), at December 31, 2009 and 2008 as shown in the following table:

	2009	2008
Number of shares held	1,286,172	1,128,238
Market value of shares	$11,717,027	$18,040,526
As a % of fair value of the Plan's total investments	9.99%	18.03%
As a % of the outstanding common shares of the Corporation	1.33%	1.68%

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2009 and 2008

With regard to the Whitney Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option.  As of December 31, 2009 and 2008, there were approximately 1,446,119 and 1,271,749 units outstanding with a market value of approximately $8.35 and $14.35 per unit, respectively, related to the Whitney Stock Fund.

5.	Fair Value

The FASB defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  This accounting guidance also emphasizes that fair value is a market-based measurement and not an entity-specific measurement and established a hierarchy to prioritize the inputs that can be used in the fair value measurement process.  The inputs in the three levels of this hierarchy are described as follows:

Level 1
Quoted prices in active markets for identical assets or liabilities.  An active market is one in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices.  This would include quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs, to the extent that observable inputs are unavailable. This allows for situations in which there is little or no market activity for the asset or liability at the measurement date.

The Plan’s investments in registered investment companies (e.g., mutual funds) are valued using the Net Asset Value (NAV) of shares held by the plan at year end.  The Plan’s investment in common/collective trusts consists of an investment in a stable value fund.   The stable value fund invests primarily in high-quality debt securities and enters into contracts designed to allow the fund to maintain a constant NAV and provide other portfolio protection.  The fair values of the underlying assets of the stable value fund were based on either quoted prices in active markets or observable inputs or quotations from inactive markets.  The Plan obtains the fair value of its investment in the stable value fund from the fund’s administrator.  The fair value of the Plan’s Whitney Stock Fund investment represents the value of the common shares held based on the closing price reported on the exchange on which the shares are traded plus any cash held by the fund.  Loans to participants are reported at cost, which approximates fair value.

The following tables below present, by level within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2009 and 2008.

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
December 31, 2009
Registered Investment Companies:
U.S. equity - large cap funds	$45,148,753	$-	$-	$45,148,753
U.S. equity - mid cap funds	5,812,754	-	-	5,812,754
U.S. equity - small cap funds	3,014,154	-	-	3,014,154
Foreign equity - large cap fund	3,978,425	-	-	3,978,425
Target date retirement funds	6,276,655	-	-	6,276,655
Taxable bond funds	8,872,664	-	-	8,872,664
Fixed income fund	193,117	-	-	193,117
Balanced fund	7,557,033	-	-	7,557,033
Common Collective Trusts	-	21,576,838	-	21,576,838
Whitney Stock Fund	12,174,187	-	-	12,174,187
Participant Loans	-	-	2,654,850	2,654,850
Total Investments at Fair Value	$93,027,742	$21,576,838	$2,654,850	$117,259,430

December 31, 2008
Registered Investment Companies
U.S. equity - large cap funds	$34,439,474	$-	$-	34,439,474
U.S. equity - mid cap funds	3,835,313	-	-	3,835,313
U.S. equity - small cap funds	1,567,240	-	-	1,567,240
Foreign equity - large cap fund	2,810,189	-	-	2,810,189
Target date retirement funds	4,290,054	-	-	4,290,054
Taxable bond funds	6,210,459	-	-	6,210,459
Fixed income fund	101,546	-	-	101,546
Balanced fund	5,745,958	-	-	5,745,958
Common Collective Trusts	-	19,800,605	-	19,800,605
Whitney Stock Fund	18,518,799	-	-	18,518,799
Participant Loans	-	-	2,762,266	2,762,266
Total Investments at Fair Value	$77,519,032	$19,800,605	$2,762,266	$100,081,903

Level 3 Assets
Participant Loans
Year Ended
December 31,
2009
Balance, beginning of the year	$2,762,266
Issuances, repayments, distributions, net	(107,416)
Balance, end of the year	$2,654,850

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2009 and 2008

6.	Risks and Uncertainties

The Plan provides for various investments in registered investment companies, a common/collective trust and common stock.  Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the value of participants’ account balances and the amounts to be reported in the Statements of Net Assets Available for Plan Benefits for future periods.

7.	Related Party Transactions

The Plan invests in shares of registered investment companies and units of a common/collective trust that are managed by an affiliate of Fidelity, and in Whitney Holding Corporation common stock.  Fidelity is the recordkeeper and custodian as defined by the Plan and Whitney Holding Corporation is the Bank's parent.  Therefore, these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules.  Additionally, participant loans are related party transactions which are also exempt from the prohibited transaction rules.

8.	Tax Status

    The Internal Revenue Service has determined and informed the Company by a determination letter dated June 11, 2008, that the Plan and related trust are designed
        in accordance with applicable sections of the IRC.   The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

9.	Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time by delivering written notice to the Trustee at least ten days prior to the proposed effective termination date.  In the event the Plan terminates, the Trustee would, in accordance with written instructions of the Bank, either (1) distribute the Plan’s assets to participants after payment of any expenses properly chargeable to the Plan, or (2) continue to hold and administer the assets in accordance with the Plan and Trust agreements.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$119,747,690	$100,657,118
Less: Contributions receivable	(2,549,363)	-
Less: Benefit claims payable	(12,877)	(300,719)
Less: Adjustment from contract value to fair value	(28,232)	(543,002)
Net assets available for benefits per the Form 5500	$117,157,218	$99,813,397

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500:

Benefits paid to participants per financial statements	$6,709,946
Add: Benefit claims payable at December 31, 2009	12,877
Less: Benefit claims payable at December 31, 2008	(300,719)
Benefits paid to participants per Form 5500	$6,422,104

11.	Recent Accounting Pronouncements

    In June 2009, the FASB issued guidance, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.” This Codification
    became the source of authoritative U.S. generally accepted accounting principles recognized by the FASB. This guidance was adopted by the Plan effective July 1, 2009 and had no impact on the Plan’s Statements of Net Assets Available For Plan Benefits or Statement of Changes in Net Assets Available For Plan Benefits.

For the year ended December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Plan’s financial statements.

In 2009, the FASB issued new guidance for the fair value measurement of investments in certain entities that calculate net asset value (“NAV”) per share. The new guidance permits, as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the NAV per share of the investment if the NAV is calculated in a manner consistent with the measurement principles for Investment Companies. This guidance requires disclosure by major category of investment about the attributes of investments, such as the nature of any  restrictions on the ability to redeem the underlying investments at the measurement date, any of the reporting entity's unfunded commitments related to the investments, and the underlying investment strategies. The adoption of this guidance did not have material effect on the Plan’s financial statements.

Whitney National Bank Savings Plus Plan
EIN 72-0352101, Plan Number 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		(c)
		Description of
		investment including
		maturity date, rate of		(e)
	(b)	interest, collateral, par	(d)	Current
(a)	Identity of issuer, borrower, lessor or similar party	or maturity value	Cost **	Value

	Federated Mid Cap Index Fund	U.S. Equity - Mid Cap		$3,644,621
*	Fidelity Advisor Equity Income Fund: Institutional Class I	U.S. Equity - Large Cap		12,202,084
*	Fidelity Advisor Intermediate Bond Fund: Class I	Taxable Bond Fund		4,940,587
*	Fidelity Advisor Value Strategies Fund: Class I	U.S. Equity - Mid Cap		2,168,133
*	Fidelity Capital Appreciation Fund	U.S. Equity - Large Cap		14,699,897
*	Fidelity Contrafund	U.S. Equity - Large Cap		13,065,039
*	Fidelity Four-in-One Index Fund	U.S. Equity - Large Cap		616,862
*	Fidelity Freedom Income Fund	Fixed Income Fund		193,117
*	Fidelity Freedom 2000 Fund	Target date retirement fund		276,618
*	Fidelity Freedom 2005 Fund	Target date retirement fund		145,025
*	Fideltiy Freedom 2010 Fund	Target date retirement fund		1,111,797
*	Fidelity Freedom 2015 Fund	Target date retirement fund		1,387,655
*	Fidelity Freedom 2020 Fund	Target date retirement fund		1,087,435
*	Fidelity Freedom 2025 Fund	Target date retirement fund		844,436
*	Fidelity Freedom 2030 Fund	Target date retirement fund		533,052
*	Fidelity Freedom 2035 Fund	Target date retirement fund		361,273
*	Fidelity Freedom 2040 Fund	Target date retirement fund		285,211
*	Fidelity Freedom 2045 Fund	Target date retirement fund		103,134
*	Fidelity Freedom 2050 Fund	Target date retirement fund		141,019
*	Fidelity Strategic Income Fund	Taxable Bond Fund		2,166,159
*	Fidelity U.S. Bond Index Fund	Taxable Bond Fund		1,459,905
*	Spartan U.S. Equity Index Fund - Investor Class	U.S. Equity - Large Cap		4,564,871
*	Spartan International Index Fund - Investor Class	Foreign equity - Large Cap		3,978,425
	Oakmark Equity & Income Fund - Class I	Balanced fund		7,557,033
	Wells Fargo Advantage Small Cap Value Fund - Class Z	U.S. Equity - Small Cap		2,836,371
	PIMCO Low Duration Fund - Administrative Class	Taxable Bond Fund		306,013
	Columbia Small Cap Index Fund - Class Z	U.S. Equity - Small Cap		177,783

	Subtotal Registered Investment Companies			80,853,555

*	Fidelity Advisor Stable Value Portfolio: Class I	Common/Collective Trust		21,576,838

*	Whitney Holding Corporation Stock	Whitney Stock Fund		11,717,027
*	Cash			457,160
	Subtotal Whitney Stock Fund			12,174,187

*	Participant loans	4.25% - 9.25%
		2010 - 2017		2,654,850
				$117,259,430

* Denotes party-in-interest.
** Cost information not required for particpant directed investments under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Whitney National Bank Savings Plus Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Whitney National Bank
Savings Plus Plan

/s/ Paul D. Bergeron
Paul D. Bergeron
Plan Administrator

Date:  June 29, 2010